EXHIBIT 99.11

This announcement contains inside information

For immediate release: 21 October 2016

BAT proposes merger with Reynolds

British American Tobacco p.l.c. (“BAT”), which owns 42.2% of Reynolds American Inc. (“Reynolds”), has made a proposal to merge with Reynolds through the acquisition of the remaining 57.8% in the company. US securities laws require BAT to announce its merger proposal promptly after it was made to the Board of Reynolds. As a result, BAT has been unable to have prior negotiations with Reynolds regarding the proposal.

BAT’s proposal to merge with Reynolds:
•	Values Reynolds at $56.50 per share, of which $24.13 would be in cash and $32.37 would be in BAT shares.[1]
•	Represents a premium of 20% over the closing price of Reynolds common stock on 20 October 2016.

This would create a stronger, truly global tobacco and Next Generation Products (“NGP”) company with:
•	A leading position in the US tobacco market, the largest global profit pool (ex-China) with strong growth dynamics.
•	A significant presence in high growth emerging markets across South America, Africa, the Middle East and Asia, together with the most attractive developed markets.
•	A unique portfolio of strong brands, bringing together ownership of Newport, Kent and Pall Mall.
•	Combined Next Generation Products and R&D capabilities to deliver a world class pipeline of vapour and tobacco heating products across all the fastest growing NGP markets globally.
•	Creating the world’s largest listed tobacco company by net turnover and operating profit.

There is a strong financial rationale for the transaction that supports long-term delivery for all stakeholders:
•	This is a premium offer, supported by modest cost synergies, with a significant share consideration enabling participation in the long-term benefits.
•	It is earnings accretive in the first full year.
•	It is expected to be accretive to dividends per share.
•	The transaction would create a broader, larger business, delivering more diversified sources of profit growth.
•	The combined company would maintain a strong financial profile, with a target of maintaining a solid investment grade credit rating and enhanced cash generation.

Key terms of proposed transaction

The proposed transaction would be effected through a US statutory merger in which Reynolds shareholders, other than BAT, would receive $24.13 in cash and 0.5502 BAT shares for each of their Reynolds shares.

The total consideration for the remaining 57.8% of Reynolds would be $47 billion, of which approximately $20 billion would be in cash and $27 billion in BAT shares.

The Proposal represents a premium of 20% over the closing price of Reynolds common stock on 20 October 2016 and an Enterprise Value of $93 billion which, based on reported LTM EBITDA to 30 September 2016 represents a multiple of 16.3x.

The proposed merger is subject to endorsement of Reynolds’s independent directors (not designated by BAT) and approval by BAT and Reynolds shareholders.

BAT’s Chief Executive, Nicandro Durante commented:

“We have been a shareholder in Reynolds since its creation in 2004 and have benefited from its growth in the US market. The acquisition of Lorillard in 2015 has further strengthened Reynolds’s business. The proposed merger of our two great companies is the logical progression in our relationship and offers all shareholders a stake in a stronger, truly global tobacco and Next Generation Products company. BAT is proud of its track record of consistent delivery for shareholders and this transaction would further strengthen that delivery in the future.”

______________________
1 Based on reference share prices and exchange rates as at market close on 20 October 2016 as quoted by Bloomberg.

Additional information

The BAT Board is committed to maintaining a solid investment grade credit rating. The cash component of the merger would be financed by a combination of existing cash resources, new bank credit lines and the issuance of new bonds.

The combined Group would be the world’s largest listed tobacco and Next Generation Products business by net turnover and operating profit with exposure to both cash generative developed and high growth developing markets, giving a unique capacity to exploit industry opportunities as they develop.

The cost synergies associated with the proposed merger are estimated by BAT to be relatively modest at around $400 million, however this would need to be verified following engagement with Reynolds.

Under the long-standing Governance Agreement between Reynolds and BAT, the proposed merger must be approved by the independent directors of Reynolds not designated by BAT (the “Other Directors”). BAT will not pursue its proposal without this endorsement. The proposal is also subject to the completion of limited confirmatory due diligence and the negotiation and execution of definitive transaction documents mutually acceptable to and approved by the Boards of BAT and Reynolds. The consummation of any merger would further be subject to regulatory approvals and shareholder approvals, including the approval by a majority of the votes cast on the proposed merger by holders of the Reynolds shares not owned by BAT or its subsidiaries and approval by BAT’s shareholders, and other customary conditions. The proposed merger would not be subject to any financing conditions.

BAT’s existing manufacturing footprint would be enhanced by the inclusion of Reynolds’s high quality production facility in Tobaccoville, North Carolina.

There can be no assurance that BAT’s proposal or any transaction with BAT will be acceptable to the Other Directors or Reynolds’s Board, or that if such proposed transaction is acceptable, that the conditions to a proposed transaction would be satisfied or that a transaction will be consummated.

The Board of BAT intends to register BAT under the US securities laws in connection with the proposed transaction. As part of the SEC registration process, BAT and its auditors will need to satisfy the SEC that they are complying with the applicable US auditing requirements which differ in some respects from those in the UK.

As BAT is a significant existing shareholder of Reynolds, US securities laws require BAT to announce publicly its merger proposal to Reynolds by promptly filing an amendment to BAT’s Schedule 13-D.

To view the letter BAT sent to the Board of Reynolds on 20 October 2016 detailing the merger proposal, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1162N_-2016-10-20.pdf

Further announcements will be made if and when appropriate.

ENQUIRIES

BAT Press Office +44 (0)207 845 2888 (24 hours)		BAT Investor Relations Mike Nightingale / Rachael Brierley / Sabina Marshman +44 (0)207 845 1180 / 1519 / 1781

FTI Consulting (UK PR agency)		Sard Verbinnen & Co. (US PR agency)
John Waples Edward Bridges David Waller	+44 (0)20 3727 1515 +44 (0)20 3727 1067 +44 (0)20 3727 1651	US: George Sard / Jim Barron +1 212 687 8080 Michael Henson UK: +44 (0)20 3178 8914

Centerview Partners		Deutsche Bank
UK: Nick Reid / Hadleigh Beals +44 (0)207 409 9700 US: Blair Effron +1 212 380 2650		UK: Nigel Meek / James Ibbotson Matt Hall / Jimmy Bastock (Corporate Broking) +44 (0)207 545 8000 US: James Stynes +1 212 250 2500

UBS John Woolland / James Robertson David Roberts (corporate broking) +44 (0)207 568 1000

NOTES TO EDITORS

BAT is a global tobacco group with brands sold in more than 200 markets. It employs more than 50,000 people worldwide and has over 200 brands in its portfolio, with its cigarettes chosen by around one in eight of the world’s one billion smokers. BAT has market leading positions in at least 55 markets around the world. The Group generated £5 billion adjusted profit from operations in 2015.

Centerview, Deutsche Bank and UBS are acting as financial advisers to BAT. Deutsche Bank and UBS are Joint Corporate Brokers to BAT and acting as Joint Sponsors to BAT in relation to this transaction. Cravath, Swaine & Moore LLP and Herbert Smith Freehills LLP are acting for BAT as US and UK legal counsel respectively. PwC are acting as accountants and advisors to BAT on this transaction.

Centerview Partners UK LLP (“Centerview Partners”) is authorised and regulated by the Financial Conduct Authority. Centerview Partners is acting exclusively for BAT in connection with the potential acquisition. Centerview Partners is not, and will not be, responsible to anyone other than BAT for providing the protections afforded to its clients or for providing advice in relation to the potential merger or any other matters referred to in this announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on it by the Financial Services and Markets Act 2000, Centerview accepts no responsibility whatsoever and makes no representation or warranty, express or implied, as to the contents of this announcement, including its accuracy, fairness, sufficiency, completeness or verification or for any other statement made or purported to be made by it, or on their behalf, in connection with BAT or the potential acquisition, and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Centerview Partners accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm.

Deutsche Bank AG, acting through its London branch (“DB London”), and Deutsche Bank Securities Inc. (“DBSI” and with DB London, “DB”) are acting as joint financial adviser and DB London is acting as joint corporate broker to BAT and no other person in connection with this announcement or its contents. DB will not be responsible to any person other than BAT for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein.

UBS Limited, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for BAT and no one else in connection with the matters referred to in this Announcement. In connection with such matters, UBS Limited, its affiliates, and its or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this Announcement or any other matter referred to herein.

The person responsible for making this announcement is Nicola Snook, BAT’s Company Secretary.

For further information

www.bat.com

Forward looking statements

Certain statements in this communication regarding the transaction proposed by BAT, the benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding BAT’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: uncertainties as to whether an agreement in respect of the proposed transaction will be negotiated and executed; uncertainties as to whether Reynolds will cooperate with BAT regarding the proposed transaction and whether Reynolds’s Other Directors will endorse any transaction proposed by BAT; uncertainties as to whether the other conditions to the proposed transaction will be satisfied or satisfied on the anticipated schedule; the timing of the proposed transaction and whether the proposed transaction will be completed; failure to realize contemplated synergies and other benefits from the proposed transaction; incurrence of significant costs in connection with the proposed transactions; the effect of the announcement of the proposed transaction on the ability of Reynolds and BAT to retain customers, retain and hire key personnel, maintain relationships with suppliers and on their operating results and businesses generally; uncertainties as to the ability to maintain credit ratings; changes in general economic conditions, the tobacco industry, stock market trading conditions, foreign exchange rates, tax law requirements or government regulation; the impact of adverse governmental developments with respect to menthol in cigarettes; ability to develop, produce or market new alternative products profitably; ability to effectively implement strategic initiatives and actions taken to increase sales growth; uncertainties relating to the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT and Reynolds. Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information and where to find it

An agreement in respect of the proposed transaction described in this release has not yet been executed, and this release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the transaction proposed by BAT.

Should the proposed transaction go forward, BAT expects to file relevant materials with the SEC, including a registration statement on Form F-4 that may include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT by using the contact details above. Such documents are not currently available.

Participants in solicitation

This release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Nonetheless, BAT and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the proposed transaction. Information about such parties and a description of their interests is set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.bat.com and the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016. To the extent holdings of Reynolds securities have changed since the amounts contained in the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such participants will also be included in the materials that BAT expects to file with the SEC should the proposed transaction go forward. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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